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VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Herbert Scholl

     Re: Application for Withdrawal of Registration Statement on Form 8-A File No. 001-14133

Ladies and Gentlemen:

     Blue Rhino Corporation (the "Company") hereby requests that its Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the "Commission") on May 15, 1998 and amended on May 18, 1998 be withdrawn immediately. The Registration Statement is being withdrawn because the Company's Common Stock is not traded on a national securities exchange and, thus, is not properly registered pursuant Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     On May 19, 1998, the Company filed a Registration Statement on Form 8-A with the Commission to properly register its Common Stock pursuant to Section 12(g) of the Exchange Act. The Commission file number of this Registration Statement is 000-24287.

     Please contact Susan M. Hermann or Robert A. Contreras at (312) 641-6888 with any questions related to this application for withdrawal.


                              Blue Rhino Corporation

                                /S/Mark Castaneda
                                ---------------------
                            By: Mark Castaneda
                                Chief Financial Officer